FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Roy, Stephen J.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    October, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1- October 31, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  P

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1  - Amount: 1,500 Shares;(A)or(D):Acquired;Price: $7.75 Per Share


5.  Amount of Securities Beneficially Owned at End of Month   (Instr. 3 and 4)

    3,500 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

       2,000 Shares Direct
       1,500 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

     1,500 Shares Indirectly by a retirement  account for the benefit of Stephen
     J. Roy

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Options

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - N/A

3.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

4.  Transaction Code (Instr. 8)

    Line 1- N/A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

        Line 1 - N/A


6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - N/A

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - N/A

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

    Call Options on 977 Shares


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

    977 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


Explanation of Responses:  N/A

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Stephen J. Roy                                    November 7, 2000
**Signature of Reporting Person                         Date